Burke & Herbert Financial Services Corp.

100 S. Fairfax Street

Alexandria, VA 22314

January 29, 2026

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Burke & Herbert Financial Services Corp.
Registration Statement on Form S-4 (Registration No. 333-262956)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Burke & Herbert Financial Services Corp., a Virginia corporation (the “Company”) hereby requests that the above referenced Registration Statement on Form S-4 be declared effective at 4:00 p.m., Eastern Time, on January 30, 2026, or as soon thereafter as is practicable.

Please contact Gregory F. Parisi of Troutman Pepper Locke LLP at (202) 274-1933, as counsel to the Company, with any questions you may have. In addition, please notify Mr. Parisi when this request for acceleration has been granted.

Very truly yours,

Burke & Herbert Financial Services Corp.

By:	/s/ Roy E. Halyama
Name:	Roy E. Halyama
Title:	Chief Financial Officer

cc:	Gregory F. Parisi, Esq.